					Financial Institution Bond
					For Investment Companies

DECLARATIONS					FEDERAL INSURANCE COMPANY
					Incorporated under the laws of Indiana, a stock
Name of Assured:					insurance company, herein called the Company
MADISON FUNDS TRUST					One American Square 202 N Illinois Street,
Address of Assured:					Suite 2600
550 SCIENCE DRIVE					Indianapolis, IN 46282
MADISON, WI 53711					Bond Number: J06102773
Item 1.	Bond Period:		From:	December 15, 2024
			To:	December 15, 2025
At 12:01 A.M. local time at the Address of Assured.
Item 2.	Single Loss Limits Of Liability – Deductible Amounts:
			Insuring Clause		Single Loss Limit Of	Deductible Amount
					Liability
	1	.	Employee		$5,000,000	$0
	2	.	On Premises		$5,000,000	$75,000
	3	.	In Transit		$5,000,000	$75,000
	4	.	Forgery Or Alteration		$5,000,000	$75,000
	5	.	Extended Forgery		$5,000,000	$75,000
	6	.	Counterfeit Money		$5,000,000	$75,000
	7	.	Computer System Fraud		$5,000,000	$75,000
	8	.	Claims Expense		Not Covered	Not Covered
	9	.	Audit Expense		$5,000,000	$75,000
	10. Uncollectible Items Of Deposit				$5,000,000	$75,000
	11	.	Voice Initiated Funds Transfer		$5,000,000	$75,000
			Instruction

PF-52903D (08/21)

Financial Institution Bond
For Investment Companies

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.
FEDERAL INSURANCE COMPANY

PF-52903D (08/21)

Important Notice

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12,
2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

14-02-12160 (08/19)

Notice of Loss Control Services

Insuring Company: Federal Insurance Company
As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

•	Directors and Officers Liability Loss Prevention Manuals:
Directors and Officers Liability Loss Preventions – #14-01-0035
Directors and Officers Securities Litigation Loss Preventions – #14-01-0448
Director Liability Loss Prevention in Mergers and Acquisitions – #14-01-1099
Directors and Officers Liability Loss Prevention for Not-for-Profit- -#14-01-0036
Cyber Loss Mitigation for Directors -#14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

•	Toll-free Hot Line
Have a question on how to handle an employment situation? Simply call 1.888.249.8425 to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.
•	ChubbWorks.com
ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.
•	Employment Practices Loss Prevention Guidelines Manual
Employment Practices Loss Prevention Guidelines - #14-01-0061
•	Loss Prevention Consultant Services
Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.
•	Public Company EPL Customers
Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for
Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.
•	Private Company EPL Customers
Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for
Chubb this manual provides an overview of key employment issues for –profit companies and offers proactive idea for avoiding employment lawsuits.

14-02-23030 (05/2018)

Fiduciary Liability Loss Prevention Services

• Fiduciary Liability Loss Prevention Manual
Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary
Liability Insurance #14-01-1019

Crime Loss Prevention Services

• Crime/Kidnap, Ransom & Extortion Loss Prevention Manual

Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more about Chubb’s Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

• Readings in Health Care Governance Manual
Readings in Health Care Governance -#14-01-0788
• ChubbWorks.com
ChubbWorks.com for Health Care Organizations – The Health Care Zone is a free online resource containing health care specific loss prevention information for employment practices liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.
• Health Care D&O Loss Prevention Consultant Services
Health Care D& O Loss Prevention Consultant Services- #14-01-1164

--------------------
The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

14-02-23030 (05/2018)

Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

ALL-20887a (09/19)

Trade or Economic
Sanctions Notice

TRADE OR ECONOMIC SANCTIONS NOTICE
This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

ALL-21101 (09/19)

IMPORTANT NOTICE TO
POLICYHOLDERS

Social Engineering Tips

Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1	.	Immediately contact the originating bank and request a recall of the wire transfer and confirm that recall in writing.

2	.	Immediately file a complaint with the FBI at www.ic3.gov. This reporting triggers the FBI’s Recovery Asset
Team and the FBI’s assistance seeking return of the wire transfer.

3	.	Preserve records of the incident, including emails sent and received in their original electronic state.
Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.

4	.	Once the above steps are complete, contact Chubb per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact’s email may be intercepted, altered and fabricated. You may reduce the chances of fraud by following these best practices:

1	.	Verify Email Requests by Telephone: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.

2	.	Segregate Wire Transfer Responsibilities: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner’s bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.

3	.	Turn on MFA for Cloud Email: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user’s account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.

ALL-317454 (03/21)

Wisconsin Notice

To Policyholders

KEEP THIS NOTICE WITH YOUR INSURANCE PAPERS

PROBLEMS WITH YOUR INSURANCE? -- If you are having problems with your insurance company or agent, do not hesitate to contact the insurance company or agent to resolve your problem.

Chubb
Customer Support Service Department
436 Walnut Street
PO Box 1000
Philadelphia, PA 19106-3703
1-800-352-4462
You can also contact the OFFICE OF THE COMMISSIONER OF INSURANCE, a state agency which enforces Wisconsin's insurance laws, and file a complaint. You can contact the OFFICE OF THE
COMMISSIONER OF INSURANCE by contacting:

Office of the Commissioner of Insurance
Complaints Department
P.O. Box 7873
Madison, WI 53707-7873
1-800-236-8517
608-266-0103

ALL-5X51a (2/06) Printed in U.S.A.

U. S. Treasury Department’s Office

Of Foreign Assets Control (“OFAC”)

Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this
Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on
Presidential declarations of "national emergency". OFAC has identified and listed numerous:

● Foreign agents;
● Front organizations;
● Terrorists;
● Terrorist organizations; and
● Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States
Treasury's web site – http//www. treas. gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U. S. sanctions law or is a Specially Designated
National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914a (04/16)	Reprinted, in part, with permission of	Page 1 of 1
ISO Properties, Inc.

Financial Institution Bond
For Investment Companies

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the Assured, and subject to the Declarations made part of this
Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the Assured for:

I.		INSURING CLAUSES
1	.	Employee
Loss resulting directly from Larceny or Embezzlement committed by any Employee acting alone or in collusion with others.
2	.	On Premises
Loss of Property resulting directly from:
		a.	robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or
		b.	false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the Assured,
while the Property is lodged or deposited at premises located anywhere.
For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the Assured, but only with respect to the loss of Certificated Securities.
Certificated Securities held by such depositories shall be deemed to be Property, but only to the extent of the Assured’s interest therein as detailed in the books and records of such depositories.
3	.	In Transit
Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere in:
		a.	an armored motor vehicle, including loading and unloading thereof;
		b.	the custody of a natural person acting as a messenger of the Assured; or
		c.	the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle, provided that covered Property transported in such manner is limited to the following:
(1) Written records;
(2) Certificated Securities issued in registered form, which are not endorsed or are restrictively endorsed; or
(3) Negotiable Instruments not payable to bearer, which are not endorsed or are restrictively endorsed.
Coverage under this Insuring Clause 3 begins immediately on the receipt of such Property by the armored motor vehicle, natural person messenger, or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.
4	.	Forgery Or Alteration
Loss resulting directly from the Assured having, in good faith:
		a.	transferred, paid, or delivered any Property; or
		b.	established any credit or given any value,
in reliance on any Written and Original:

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

			(1)	Negotiable Instrument (other than an Evidence of Debt);
			(2)	Acceptance;
			(3)	Withdrawal Order or receipt for the withdrawal of Property;
			(4)	Certificate of Deposit;
			(5)	Letter of Credit; or
			(6)	instruction or advice directed to the Assured and purportedly signed by any Customer, any financial institution, or any Employee,
which
				i.	bears a Forgery; or
				ii.	is fraudulently materially altered.
For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.
5	.	Extended Forgery
Loss resulting directly from the Assured having, in good faith, for its own account or the account of others:
		a.	acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any Written and Original:
			(1)	Certificated Security;
			(2)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;
			(3)	Evidence of Debt; or
			(4)	Instruction,
which
				i.	bears a Forgery, but only to the extent the Forgery directly causes the loss;
				ii.	is fraudulently materially altered, but only to the extent the alteration directly causes the loss;
or
				iii.	is lost or stolen;
		b.	guaranteed in writing or witnessed any signature on any:
			(1)	transfer;
			(2)	assignment;
			(3)	bill of sale;
			(4)	power of attorney; or
			(5)	endorsement upon any item listed in a.(1) through a.(4) above, but only to the extent that such guarantee or signature directly causes the loss; or
		c.	acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a Counterfeit Original, but only to the extent the Counterfeit
Original directly causes the loss.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by an Employee, Custodian, or a federal or state chartered deposit institution of the Assured is a condition precedent to the Assured having relied on such items. Release or return of such collateral is an acknowledgment by the Assured that it no longer relies on such collateral.
For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.
6	.	Counterfeit Money
Loss resulting directly from the receipt by the Assured in good faith of counterfeit Money.
7	.	Computer System Fraud
Loss resulting directly from the:
		a.	withdrawal, transfer, payment, or delivery of Property; or
		b.	creation, deletion, debiting, or crediting of an account of the Assured or Customer, which results directly from a Network Intrusion.
8	.	Claims Expense
Claims Expenses incurred by the Assured in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.
9	.	Audit Expense
Audit Expenses incurred by the Assured by reason of the discovery of loss covered under Insuring
Clause 1.
10	.	Uncollectible Items Of Deposit
Loss resulting directly from the Assured having credited an account of a customer, shareholder, or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:
		a.	redemptions or withdrawals to be permitted;
		b.	shares to be issued; or
		c.	dividends to be paid,
from an account of an Assured.
As a condition precedent to coverage under this Insuring Clause 10, the Assured must hold Items of
Deposit for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares, or paying any dividends with respect to such Items of Deposit.
Items of Deposit shall not be deemed uncollectible until the Assured’s standard collection procedures have failed.
11	.	Voice Initiated Funds Transfer Instruction
Loss resulting directly from the Assured having, in good faith, transferred, paid, or delivered Money or
Securities in reliance upon any Voice Initiated Funds Transfer Instruction that purports, and reasonably appears, to have originated from:
		a.	the Customer;
		b.	an Employee acting on instructions of such Customer; or

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

			c.	a financial institution acting on behalf of such Customer with authority to make such instructions,

but which Voice Initiated Funds Transfer Instruction was, in fact, fraudulently issued without the knowledge of the Assured, Employee, or Customer.

As a condition precedent to coverage under this Insuring Clause 11, the Voice Initiated Funds Transfer
Instruction must be received and processed in accordance with the Designated Procedures as outlined in the Application furnished to the Company.

II.				GENERAL AGREEMENTS

	1	.		Automatic Increase – Limit Of Liability

If, during the Bond Period, an increase in the minimum amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 is required pursuant to Rule 17g-1 of the Investment Company Act of 1940,
as a result of:

			a.	the creation of a new Investment Company; or

			b.	an increase in the gross assets of Investment Companies covered under the Bond,

then the minimum required increase in the amount of the Single Loss Limit Of Liability applicable to
Insuring Clause 1 shall take place automatically for the remainder of the Bond Period without payment of an additional premium.

	2	.		Joint Assured

The first named Assured shall be deemed to be the sole agent of the other Assureds for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond.

If the first named Assured ceases for any reason to be covered under this Bond, then the Assured next named on the Application shall thereafter be considered as the first named Assured for the purposes of this Bond.

The Company shall furnish each Assured with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other Assured and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

Knowledge possessed or discovery made by any Assured shall constitute knowledge possessed or discovery made by all of the Assureds for the purposes of this Bond.

All loss and other payments, if any, payable by the Company, shall be payable to the first named Assured without regard to such Assured’s obligations to others, and the Company shall not be responsible for the application by the first named Assured of any payment made by the Company. If the Company agrees to and makes payment to any Assured other than the first named Assured, such payment shall be treated as though made to the first named Assured.

The Company shall not be liable for loss sustained by one Assured to the advantage of any other Assured.

	3	.		Notice To Company Of Legal Proceedings Against Assured – Election To Defend

The Assured shall promptly give notice to the Company of any legal proceeding brought to determine the
Assured’s liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the Assured shall furnish copies of all pleadings and pertinent papers to the Company.

The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding.
The defense by the Company shall be in the name of the Assured through attorneys selected by the
Company. The Assured shall provide all reasonable information and assistance as required by the
Company for such defense.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company’s liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.
If the Company declines to defend the Assured, no settlement without the prior written consent of the
Company or judgment against the Assured shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the
Assured.
4	.	Representations Made By Assured
The Assured represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the
Application or otherwise, shall be grounds for rescission of this Bond.

III.		DEFINITIONS
As used in this Bond:
Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.
Assured means:
(1) the Investment Company listed under Name of Assured in the Declarations (the “first named
Assured”); or
(2) any other Investment Company listed in the Application.
Assured does not include any entity or organization that is not an Investment Company.
Assured’s Network means:
(1) the Assured’s Computer System; or
(2) an Electronic Communication System.
Audit Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, for audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization, or their appointee. Audit Expense shall not include the Assured’s internal corporate costs
(such as salaries), attorneys’ fees, or expenses incurred by any customer.
Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of
Money with an engagement to repay it.
Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:
(1) represented by an instrument issued in bearer or registered form;
(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

Claims Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. Claims Expenses shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any customer.
Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices.
Counterfeit Original means an imitation of an actual valid Original which is intended to deceive and be taken as the Original.
Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units.
Custodian means the institution designated by an Assured to maintain possession and control of its assets.
Customer means any shareholder of an Assured which has a written agreement with the Assured to transfer such shareholder’s Money or Securities through a Voice Initiated Funds Transfer
Instruction.
Customer Communication System means an:
(1) online portal or mobile application provided by the Assured for purposes of accessing a Customer’s account; or
(2) electronic mailing system hosted by the Assured or by a third party cloud service provider.
Director means any natural person duly elected or appointed:
(1) as an officer of the Assured;
(2) to the Assured’s board of directors; or
(3) as a trustee of the Assured.
Electronic Communication System means:
(1) Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank
Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the Assured participates;
(2) Customer Communication System; or
(3) any communication system similar to those set forth in (1) and (2) of this definition in which the
Assured participates,
allowing for the input, output, examination, or transfer of electronic instructions into or from the
Assured’s Computer System.
Employee means any natural person:
(1) while in the regular service of an Assured in the ordinary course of such Assured’s business, whom such Assured compensates directly by salary or wage and has the right to control and direct in the performance of such service;
(2) Director while in the regular service of an Assured in the ordinary course of such Assured’s business, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Assured;
(3) intern while in the regular service of an Assured in the ordinary course of such Assured’s business;

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

(4)	provided by an employment contractor while in the regular service of an Assured in the ordinary course of such Assured’s business under the Assured’s supervision at any of the Assured’s premises;
(5)	employee of the Assured’s contracted:
	a.	investment advisor;
	b.	underwriter (distributor);
	c.	transfer agent;
	d.	shareholder accounting record-keeper; or
	e.	fund administrator,
while performing acts for the Assured in the capacity of an Employee;
(6)	attorney of a law firm retained by the Assured while performing legal services for the Assured; or
(7)	Processor, but only while such Processor is performing services and not:
	a.	creating, preparing, modifying, or maintaining the Assured’s computer applications or software programs; or
	b.	acting as a transfer agent or in any other agency capacity in issuing checks, drafts, or securities for the Assured.
Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of Single Loss and in the event of payment under this Bond, the Company shall be subrogated to the
Assured’s rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the
Conditions and Limitations, against any such employer.
Employee does not include:
(1)	any employee of a fund administrator for any employee benefit plan; or
(2)	any employee of a transfer agent, shareholder accounting record-keeper, or fund administrator which is:
	a.	not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an
Assured or of the investment advisor or underwriter (distributor) of such Assured; or
	b.	a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).
Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a Customer and held by the Assured, which in the regular course of business is treated as evidencing the Customer’s debt to the Assured.
Forgery means:
(1)	affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or
(2)	affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive,
provided that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery.
Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

(1) a description of the issue of which the Uncertificated Security is a part;
(2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;
(3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and
(4) the date the transfer, pledge or release was registered.
Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.
Investment Company means any entity registered under the Investment Company Act of 1940.
Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United
States of America.
Larceny or Embezzlement means larceny and embezzlement as defined under Section 37 of the
Investment Company Act of 1940.
Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.
Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.
Negotiable Instrument means any writing:
(1) signed by the maker or drawer;
(2) containing an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;
(3) payable on demand or at a definite time; and
(4) payable to order or bearer.
Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21st Century
Act, and shall be treated the same as the Original it replaced.
Network Intrusion means the:
(1) unauthorized access; or
(2) entry of an unauthorized application or software program, into the Assured’s Network, by any entity or natural person, except an Employee or any authorized representative of the Assured.
Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.
Processor means an employee of any entity authorized by the Assured to perform data processing of the
Assured’s checks and accounting records related to such checks. Processor does not include any employee of a Federal Reserve Bank or clearing house.
Property means Money; Securities; Initial Transaction Statement; Negotiable Instrument;
Certificate of Deposit; Acceptance; Evidence of Debt; Withdrawal Order; Letter of Credit;
insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of accounts and other Written records, but not electronic data processing records or media.
Property does not include electronic data or Cryptocurrency.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

Securities means either Certificated Securities or Uncertificated Securities.
Single Loss means all covered loss, court costs, and attorneys’ fees resulting from:
(1) any one act of burglary, robbery or attempt at either, in which no Employee is implicated;
(2) any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of Property;
(3) all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or
(4) any one event not specified in (1), (2) or (3) of this definition.
Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.
Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:
(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;
(2) of a type commonly dealt in on securities exchanges or markets; and
(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer of Money in a Customer’s account, or of a Customer’s Securities, and which are:
(1) made over a telecommunications device; and
(2) directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.
Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a
Customer authorizing the Assured to debit the Customer’s account in the amount of funds stated
therein.
Written means expressed through letters or marks placed upon paper and visible to the eye.
For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV.			EXCLUSIONS
1	.		General Exclusions – Applicable To All Insuring Clauses
This Bond does not cover loss resulting directly or indirectly from:
		a.	riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no knowledge on the part of any person acting for the Assured of such riot, civil commotion, military, naval or usurped power, war or insurrection;
		b.	the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;
		c.	the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or
Customer as of the discovery of such covered loss;

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

d.	damages of any type for which the Assured is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;
e.	all costs, fees and expenses incurred by the Assured:
(1)	in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 8 or 9; or
(2)	as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this
Bond;
f.	indirect or consequential loss of any nature, except for loss covered under Insuring Clause 8 or 9. This
Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;
g.	any violation by the Assured or by any Employee:
(1)	of any law regulating:
i.	the issuance, purchase or sale of securities;
ii.	securities transactions on security or commodity exchanges or the over the counter market;
iii.	investment companies; or
iv.	investment advisors; or
(2)	of any rule or regulation made pursuant to any such law;
h.	the loss or disclosure of confidential information, material or data, while in the care, custody or control of the Assured, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act otherwise covered under this Bond;
i.	fees, costs, fines, penalties or any other expenses incurred by an Assured which result, directly or indirectly, from the access to or disclosure of an Assured’s or another entity’s or person’s confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information;
j.	liability resulting from disclosure of or acting on material nonpublic information;
k.	liability assumed by the Assured by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;
l.	the dishonest acts of any Director who is not an Employee, acting alone or in collusion with others;
m.	any modification, damage, destruction, deletion, or corruption of any application or software program within the Assured’s Network, except for loss covered under Insuring Clause 7;
n.	a threat or series of threats to:
(1)	gain access to the Assured’s Computer System and sell or disclose confidential information stored within the Assured’s Computer System; or
(2)	modify, damage, destroy, delete, or corrupt any application or software program within the
Assured’s Computer System;
o.	costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat;

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

		p.	costs or expenses incurred to identify or remediate application or software program errors or vulnerabilities, or costs to update, replace, restore, upgrade, maintain, or improve a Computer
System;
		q.	costs or expenses incurred to replace, restore, recreate, collect, or recover any application or software program; or
		r.	Cryptocurrency.
2	.	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1
This Bond does not cover loss resulting directly or indirectly from:
		a.	the acts of an Employee, except for loss covered under:
(1) Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or
(2) Insuring Clause 11;
		b.	the surrender of a ransom or extortion payment away from the Assured’s premises as a result of a threat to do bodily harm to any person, or to do damage to the premises or Property of the Assured, except for loss covered under Insuring Clause 3.b.;
		c.	payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the Assured at the time of such payment or withdrawal;
		d.	any Uncertificated Security, except for loss covered under Insuring Clause 7;
		e.	the loss of Property while:
(1) in the mail;
(2) in the custody of a Transportation Company, except for loss covered under Insuring Clause 3;
or
(3) located on the premises of an armored motor vehicle operator;
		f.	damages resulting from any civil, criminal or other legal proceeding in which the Assured is adjudicated to have engaged in Racketeering activity;
		g.	the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or Property to the Assured, except for loss of Securities covered under Insuring
Clause 2;
		h.	instructions issued by a Customer to the Assured when such instructions are made, sent, or originated by a natural person authorized by the Customer to make, send, or originate any instructions;
		i.	the use of credit, debit, charge, access, convenience, identification, cash management, or other cards whether such cards were issued, or purport to have been issued, by the Assured or by any entity other than the Assured;
		j.	Items of Deposit which are not finally paid for any reason including, but not limited to, Forgery or any other fraud, except for loss covered under Insuring Clause 10;
		k.	the acts of any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured; or
		l.	the acts of any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of any third party, while conducting business with the Assured on behalf of such third party.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

3	.	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clauses 1, 4, and 5
This Bond does not cover loss resulting directly or indirectly from:
		a.	the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause
7 ;
		b.	any Forgery or any alteration, except for loss covered under Insuring Clause 7; or
		c.	any counterfeit, except for loss covered under Insuring Clause 6.
4	.	Specific Exclusions – Applicable To Insuring Clause 7
This Bond does not cover loss resulting directly or indirectly from:
		a.	any transfer, payment, or delivery of Money or Securities:
(1) authorized by an Employee; or
(2) arising out of any misrepresentation received by any Employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured,
whether such transfer, payment, or delivery was made in good faith or as a result of trick, artifice, fraud, or false pretenses;
		b.	forged, altered or fraudulent Negotiable Instruments, Securities, documents or written instruments used as source documentation for input into a Computer System;
		c.	any investment in Securities, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent;
		d.	mechanical failure, faulty construction, error in design, latent defect, wear and tear, gradual deterioration, electrical disturbance, the Assured’s Network failure or breakdown, any malfunction or error in programming, or error or omission in processing;
		e.	entries or changes made by a natural person with authorized access to the Assured’s Network who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized to design, develop, prepare, supply, service, write or implement programs for the Assured’s Network; or
		f.	entries or changes made at an Electronic Funds Transfer System or a Customer
Communication System by a:
(1) Customer; or
(2) natural person with authorized access to the Customer’s authentication credentials or mechanism.
5	.	Specific Exclusions – Applicable To Insuring Clause 11
This Bond does not cover loss resulting directly or indirectly from any Voice Initiated Transfer
Instruction from a:
(1) Customer; or
(2) natural person with authorized access to the Customer’s verification credentials or mechanism.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

V.				CONDITIONS AND LIMITATIONS
	1	.		Anti-Bundling
If any Insuring Clause requires that an enumerated type of document be fraudulently materially altered or a Counterfeit Original, or contain a signature which is a Forgery or obtained through trick, artifice, fraud, or false pretenses, the material alteration or Counterfeit Original or fraudulent signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.
	2	.		Change Or Modification
No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.
If this Bond is for a sole Assured, no change or modification which would adversely affect the rights of the
Assured shall be effective prior to sixty (60) days after written notice has been furnished by the acting party to the U.S. Securities and Exchange Commission.
If this Bond is for joint Assureds, no change or modification which would adversely affect the rights of any
Assured shall be effective prior to sixty (60) days after written notice has been furnished by the Company to all Assureds and to the U.S. Securities and Exchange Commission.
	3	.		Conformity
If any time period limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.
	4	.		Cooperation Of Assured
At the Company’s request and at reasonable times and places designated by the Company, the Assured shall:
			a.	submit to examination by the Company and subscribe to the same under oath;
			b.	produce for the Company’s examination all pertinent records; and
			c.	cooperate with the Company in all matters pertaining to the loss.
The Assured shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The Assured shall do nothing after discovery of any loss to prejudice such rights or causes of action.
	5	.		Covered Property
This Bond shall apply to loss of Property:
			a.	owned by the Assured;
			b.	held by the Assured in any capacity; or
			c.	for which the Assured is legally liable.
This Bond shall be for the sole use and benefit of the Assured.
	6	.		Deductible Amount
The Company shall be liable under this Bond only for the amount by which any Single Loss is greater than the applicable Deductible Amount as stated in Item 2 of the Declarations.
There shall be no deductible applicable to any loss sustained by any Assured and covered under Insuring
Clause 1.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

7	.	Discovery
This Bond applies only to loss first discovered by a Director during the Bond Period. Discovery occurs at the earlier of a Director learning of:
		a.	facts which may subsequently result in a loss of a type covered by this Bond; or
		b.	an actual or potential claim in which it is alleged that the Assured is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.
8	.	Limit Of Liability
The payment of any loss under this Bond shall not reduce the liability of the Company for other losses whenever sustained, provided that:
		a.	the Company’s liability for each Single Loss shall not exceed the applicable Single Loss Limit Of
Liability as stated in Item 2 of the Declarations or as set forth under General Agreement 1, and shall not be cumulative in amounts from year to year or from Bond Period to Bond Period;
		b.	if a Single Loss is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability; and
		c.	the Company’s liability for loss or losses sustained by more than one Assureds, or all Assureds, shall not exceed the total amount for which the Company would be liable under this Bond if such loss or losses were sustained by any one Assured.
9	.	Notice To Company – Proof – Legal Proceedings Against Company
		a.	The Assured shall give the Company notice at the earliest practicable moment, not to exceed sixty (60)
days after discovery of a loss, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.
		b.	The Assured shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six
(6) months after such discovery.
		c.	Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.
		d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.
		e.	This Bond affords coverage only in favor of the Assured. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the Assured.
		f.	All such notices shall be given in writing to one of the following addresses:
(1) ChubbClaimsFirstNotice@chubb.com; or
(2) Attn: Chubb Claims Department
Chubb
P.O. Box 5122
Scranton, PA 18505
		g.	All other notices to the Company under this Bond shall be given in writing to the following address:
(1) NA.FinancialLines@chubb.com; or

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

(2) Attn: Chubb Underwriting Department
Chubb
202B Hall’s Mill Road
Whitehouse Station, NJ 08889

All notices described above shall be effective on the date of receipt by the Company.

10	.	Other Insurance

		a.	Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

(1) the Assured;

(2) a Transportation Company; or

(3) another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

		b.	Solely with respect to Insuring Clause 7, in the event of a loss covered under this Bond and also covered under other valid and collectible insurance issued by the Company, or a parent, subsidiary or affiliate of the Company to the Assured, the Single Loss Limit Of Liability under this Bond shall be reduced by any payment under any other such valid and collectible insurance and only the remainder, if any, shall be applicable to such loss covered hereunder.

11	.	Securities Settlement

In the event of a loss of Securities covered under this Bond, the Company may, at its sole discretion, purchase replacement Securities, tender the value of the Securities in Money, or issue its indemnity to effect replacement Securities.

The indemnity required from the Assured under the terms of this Section against all loss, cost or expense arising from the replacement of Securities by the Company’s indemnity shall be:

		a.	for Securities having a value less than or equal to the applicable Deductible Amount – one hundred
(100%) percent;

		b.	for Securities having a value in excess of the applicable Deductible Amount but within the Single Loss
Limit Of Liability – the percentage that the Deductible Amount bears to the value of the Securities;
or

		c.	for Securities having a value greater than the applicable Single Loss Limit Of Liability – the percentage that the Deductible Amount and portion in excess of the Single Loss Limit Of Liability bears to the value of the Securities.

The value referred to in Sections 11.a., b., and c. is the value in accordance with Section 14., Valuation, regardless of the value of such Securities at the time the loss under the Company’s indemnity is sustained.

The Company is not required to issue its indemnity for any portion of a loss of Securities which is not covered by this Bond, however, the Company may do so as a courtesy to the Assured in its sole discretion.

The Assured shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Sections 11.a., b., and c. No portion of the Single Loss Limit Of Liability shall be used as payment of premium for any indemnity purchased by the Assured to obtain replacement Securities.

12	.	Subrogation – Assignment – Recovery

In the event of a payment under this Bond, the Company shall be subrogated to all of the Assured’s rights of recovery against any person or entity to the extent of such payment. On request, the Assured shall deliver to the Company an assignment of the Assured’s rights, title and interest and causes of action against any person or entity to the extent of such payment.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

Recoveries, whether effected by the Company or by the Assured, shall be applied net of the expense of such recovery, in the following order:
		a.		first, to the satisfaction of the Assured’s covered loss which would otherwise have been paid but for the fact that it is in excess of the Single Loss Limit Of Liability;
		b.		second, to the Company in satisfaction of amounts paid in settlement of the Assured’s claim;
		c.		third, to the Assured in satisfaction of the applicable Deductible Amount; and
		d.		fourth, to the Assured in satisfaction of any loss suffered by the Assured which was not covered under this Bond.
Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.
13	.	Termination
		a.		If the Bond is for a sole Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the U.S. Securities and Exchange Commission not less than sixty (60) days prior to the effective date of such termination.
		b.		If the Bond is for a joint Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the Company to all Assureds and to the U.S. Securities
and Exchange Commission, not less than sixty (60) days prior to the effective date of such termination.
		c.		If any Director, not acting in collusion with an Employee, discovers any dishonest or fraudulent act committed by such Employee, whether in the employment of the Assured or otherwise, and whether against the Assured or any other person or entity, the Assured:
			i.	shall immediately remove such Employee from a position that would enable such Employee to cause the Assured to suffer a loss covered by this Bond; and
			ii.	within forty-eight (48) hours of discovering an Employee has committed any dishonest or fraudulent act, shall notify the Company of such action and provide full particulars of such dishonest or fraudulent act.
		d.		This Bond terminates as to any Employee sixty (60) days after receipt by each Assured and the U.S.
Securities and Exchange Commission of written notice from the Company of its decision to terminate this Bond as to any Employee.
14	.	Valuation
		a.		Books Of Account Or Other Records
The value of any loss of Property consisting of books of account or other records used by the Assured in the conduct of its business shall be the amount paid by the Assured for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the Assured for the actual transcription or copying of data to reproduce such books of account or other records.
		b.		Money
Any loss of Money, or loss payable in Money, shall be paid in the Money of the United States of
America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.
		c.		Other Property
The value of any loss of Property, except as otherwise provided for in this Section 14., shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

	d.	Securities

The value of any loss of Securities shall be the average market value of such Securities on the business day immediately preceding discovery of such loss, provided that the value of any Securities replaced by the Assured, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other Securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such Securities or for such privileges, the value shall be fixed by agreement of the parties.

VI.	COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This Bond does not apply to the extent that trade or economic sanctions law or other similar laws or regulations prohibit the Company from providing insurance.

PF-52903 (08/21)

WISCONSIN AMENDATORY ENDORSEMENT

Named Assured				Endorsement Number
MADISON FUNDS TRUST				1
Bond Number	Bond Period			Effective Date of Endorsement
J06102773	12-15-2024	to	12-15-2025	December 15, 2024
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1 .	Section V. CONDITIONS AND LIMITATIONS is amended as follows:

1 . Subsection 9. Notice To Company – Proof – Legal Proceedings Against Company is amended by adding the following:

Notice to the agent is the same as giving notice to the Company.

2 . Subsection 12. Subrogation – Assignment – Recovery is amended by adding the following:

The Company shall be entitled to a recovery only after the Assured has been fully compensated for loss under this Bond.

2 .	The following Section is added to this Bond:

NONRENEWAL

If the Company elects not to renew this Bond, the Company will mail or deliver written notice of nonrenewal to the named Assured’s last known address. The Company may elect not to renew for any reason. The notice of nonrenewal will be mailed or delivered at least sixty (60) days before the expiration date of this Bond and will state the reason for nonrenewal.

Notice of nonrenewal is not required if (i) the Assured has assured elsewhere; (ii) the Assured has accepted replacement coverage; (iii) the Assured has requested or agreed to nonrenewal of this Bond; or
(iv) this Bond is expressly designated as nonrenewable.

Failure to pay the renewal or continuation premium by the premium date will result in nonrenewal of this
Bond on the expiration or anniversary date if the Company has provided written notice of the renewal or continuation premium not more than seventy-five (75) days nor less than ten (10) days prior to the due date of the premium and has stated clearly in the notice the effect of nonpayment of premium by the due date.

This Bond will be deemed to have been amended to the extent necessary to effect the purposes and intent of this
Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of this Bond or any endorsement to this Bond, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Bond or endorsement provisions comply with the applicable insurance laws of the State of Wisconsin.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

PF-51503 (02/19)

All other terms, conditions and limitations of this Bond shall remain unchanged.

PF-51503 (02/19)

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured				Endorsement Number
MADISON FUNDS TRUST				2
Bond Number	Bond Period			Effective Date of Endorsement
J06102773	12-15-2024	to	12-15-2025	12-15-2024
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

(1) In addition to the first named Assured, the Investment Company(ies) scheduled in Paragraph (2) of this
Endorsement is/are the other Assured(s) under this Bond.

(2) Schedule of Other Assureds:

Madison Covered Call & Equity Strategy Fund

Madison Funds Trust: Madison Conservative Allocation Fund Madison Moderate Allocation Fund Madison
Aggressive Allocation Fund Madison Tax-Free Virginia Fund Madison Tax-Free National Fund Madison High
Quality Bond Fund Madison Core Bond Fund Madison Diversified Income Fund Madison Covered Call &
Equity Income Fund Madison Dividend Income Fund Madison Investors Fund Madison Mid Cap Fund
Madison Small Cap Fund Madison International Stock Fund Madison Sustainable Equity Fund

Madison ETFs Trust: Madison Mosaic Income Opportunities ETF Madison Short-Term Strategic Income ETF
Madison Aggregate Bond ETF Madison Covered Call ETF Madison Dividend Value ETF

Ultra Series Fund Trust: Conservative Allocation Fund Moderate Allocation Fund Aggressive Allocation Fund
Core Bond Fund Diversified Income Fund Large Cap Growth Fund Mid Cap Fund International Stock Fund
Madison Target Retirement 2020 Fund Madison Target Retirement 2030 Fund Madison Target Retirement
2040 Fund Madison Target Retirement 2050 Fund High Income Fund and Large Cap Value Fund

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

PF-52916 (08/21)

Financial Institution Bond for Fiduciaries of ERISA Plans Binder Letter

Contact Information
To:	Phone:
Megan Belter
Producer:	Email Address:
M3 INSURANCE SOLUTIONS INC	Megan.Belter@m3ins.com
Licensed Producer Contact:	Date:
Megan Belter	December 12, 2024

Account Information
Applicant Name:	MADISON INVESTMENT HOLDINGS, INC.

Applicant Address:	550 SCIENCE DRIVE
MADISON, WI 53711

Policy Information
Type of submission: Renewal
Product: Financial Institution Bond for Fiduciaries of ERISA Plans
Policy Form: PF-52811 (08/21)
Issuing Company: Federal Insurance Company
Paper Type: Admitted
Policy Period: December 15, 2024 to December 15, 2025
Policy Number: J06101550

Cover Letter

Dear Megan,

Please review this binder for accuracy and contact CHUBB prior to the effective date of policy coverage in the event of any inaccuracies to this binder. If CHUBB does not hear from you prior to the effective date, it will be assumed that this binder has been accepted as an accurate description of our agreed upon terms of coverage.

Sincerely,

Shelby Gooldy

(312) 529-6885

Shelby.Gooldy@Chubb.com

Payment Plan Option
☒	Agency Bill
☒	Pre-Paid* (100% in 1 payment)

Subjectivities
CHUBB hereby binds the coverage described below. However, any obligations the Insurer may have under this binder are conditioned upon each of the following conditions having first been met.

● There are no subjectivities for the US policy.

Premium Summary
Premium
Policy Premium	$21,051.00
Taxes, Assessment and Surcharges
Total Taxes/Assessments/ Surcharges	$0.00
Total Quoted Premium	$21,051.00

Insuring Clauses
Limit
Total Single Loss Limit Of Liability For All Insured Plans	$21,051,147
Maximum Total Single Loss Limit of Liability For All Insured Plans	$23,156,262

The following Endorsement(s) will be added to the basic contract(s)
The titles and headings are for convenience only. Please refer to the policy and endorsements for a description of coverage.
Title	Form Number
WISCONSIN AMENDATORY ENDORSEMENT	PF-55939 (08/21)
AUTOMATIC COVERAGE FOR NEW PLANS ENDORSEMENT	PF-52709 (08/21)
SCHEDULE OF OTHER FIDUCIARIES ENDORSEMENT	PF-53220 (08/21)
STATE AMENDATORY INCONSISTENCY ENDORSEMENT	PF-54424 (08/21)

The following Basic Contract(s) are applicable for this binder
Title	Form Number
Financial Institution Bond For Fiduciaries of ERISA Plans	PF-52811 (08/21)

The following Notice(s) will be added to the basic contract(s)
Title	Form Number
Notice of Loss Control Services	14-02-23030 (05/18)
Chubb Producer Compensation Practices and Policies	ALL-2o887a (09/19)
Trade or Economic Sanctions Notice	ALL-21101 (09/19)
Social Engineering Tips	ALL-317454 (03/21)
Wisconsin Notice To Policyholders	ALL-5X51a (02/06)
U.S. Treasury Departments Office of Foreign Assets Control - OFAC - Advisory Notice to Policyholders	PF-17914a (04/16)

Conditions of this Binder

This Binder is valid for 30 days from the Policy Period inception date.

Please read this Binder carefully, as the limits, coverage and other terms and conditions may vary significantly from those requested in your submission and/or from the expiring policy. Terms and conditions that are not specifically mentioned in this Binder are not included. The terms and conditions of this Binder supersede the submitted insurance specifications and all prior quotes and binders. Actual coverage will be provided by and in accordance with the policy as issued.

The insurer is not bound by any statements made in the submission purporting to bind the insurer unless such statement is reflected in the policy or in an agreement signed by someone authorized to bind the insurer.

When signed by the Insurer, the coverage described above is in effect from 12:01 AM (local time at the address shown above) of the Policy Period inception date listed above to 12:01 AM (local time at the address shown above) of the Policy Period expiration date listed above pursuant to the terms, conditions and exclusions of the policy form listed above and any policy endorsements described above. Unless otherwise indicated, this Binder may be cancelled by the Insured, or by the Producer on behalf of the Insured, by written notice to the Insurer or by the surrender of this Binder stating when such cancellation shall be effective. Unless otherwise indicated, this Binder may be cancelled by the Insurer prior to the Policy Period inception date by sending written notice to the Insured at the address shown above stating when such cancellation shall be effective. Unless otherwise indicated, this Binder may be cancelled by the Insurer on or after the Policy Period inception date in the same manner and upon the same terms and conditions applicable to cancellation of the policy form listed above. If cancellation of the Binder, by or on behalf of either the Insured or the Insurer, is effective after the Policy Period inception date, then the Insurer shall be entitled to the earned premium, on a pro-rata basis, for the covered period. Issuance by the Insurer and acceptance by or on behalf of the Insured of the policy shall render this Binder void except as indicated below.

Conditions precedent to coverage afforded by this Binder are: (1) receipt, review and acceptance of the information required herein within the stated timeframe; and (2) that no material change in the risk occurs and no submission is made to the Insurer of a claim or circumstances that might give rise to a claim between the date of this Binder indicated above and the Policy Period inception date. If such required information is not received, reviewed and accepted within the stated timeframe, or such material change in the risk is discovered or submission of a claim or circumstance is made, then the proposed insurance coverage will be void ab initio (“from the beginning”). The underwriter, at its sole discretion, may also modify the terms and conditions of the policy, and/or cancel coverage pursuant to the terms of the policy.

The Cornerstone Name and Logo is a designation that Chubb gives to those insurance agents with whom Chubb has established a mutually beneficial business relationship. The designation will be used in correspondence and advertising that is directed at Customers of Cornerstone agents, including quote letters, product advertising and related materials.

Note: If the Insuring Company noted above is Chubb Custom Insurance Company, Westchester Surplus Lines Insurance Company, Executive Risk Indemnity Inc. (in Connecticut only) or Illinois Union Insurance Company, then this insurance is issued pursuant to the state Surplus Lines laws that the Insured is domiciled. Persons insured by Surplus Lines carriers do not have the protection of the above captioned state’s Guaranty Act to the extent of any right of recovery for the obligation of an insolvent unlicensed insurer.

Any applicable taxes, surcharges or countersignature fees, etc., are in addition to the above bound figures. Your office is responsible for making State Surplus Lines Filings and complying with all applicable laws. Premium Surcharge Notice is attached, if applicable.

Sincerely,

Shelby Gooldy

(312) 529-6885

Shelby.Gooldy@Chubb.com

PREMIUM BILL Date:

Insured:	MADISON INVESTMENT HOLDINGS, INC.

Producer:	M3 INSURANCE SOLUTIONS INC
828 JOHN NOLEN DRIVE
MADISON, WI 53713

Company:	Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number:	J06101550

Policy Period:	12-15-2024 to 12-15-2025

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO J06101550

Product	Effective Date	Premium

Financial Institution Bond for Fiduciaries of ERISA Plans	12-15-2024	$21,051.00

TOTAL POLICY PREMIUM	$21,051.00

WHEN REMITTING PLEASE INDICATE POLICY OR CERTIFICATE NUMBER

Form 26-10-0426 (Ed. 2/98)

Notice of Loss Control Services

Insuring Company: Federal Insurance Company

As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

●	Directors and Officers Liability Loss Prevention Manuals:

Directors and Officers Liability Loss Preventions- #14-01-0035

Directors and Officers Securities Litigation Loss Preventions- #14-01-0448

Director Liability Loss Prevention in Mergers and Acquisitions- #14-01-1099

Directors and Officers Liability Loss Prevention for Not-for-Profit- -#14-01-0036

Cyber Loss Mitigation for Directors -#14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

●	Toll-free Hot Line

Have a question on how to handle an employment situation? Simply call 1.888.249.8425 to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.

●	ChubbWorks.com

ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.

●	Employment Practices Loss Prevention Guidelines Manual

Employment Practices Loss Prevention Guidelines- #14-01-0061

●	Loss Prevention Consultant Services

Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.

●	Public Company EPL Customers

Employment Practices Loss Prevention Guidelines - Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.

●	Private Company EPL Customers

Employment Practices Loss Prevention Guidelines - Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues for -profit companies and offers proactive idea for avoiding employment lawsuits.

14-02-23030 (05/2018)	Page 1 of 2

Fiduciary Liability Loss Prevention Services

●	Fiduciary Liability Loss Prevention Manual

Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary Liability Insurance #14-01-1019

Crime Loss Prevention Services

●	Crime/Kidnap, Ransom & Extortion Loss Prevention Manual

Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more about Chubb’s Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

●	Readings in Health Care Governance Manual

Readings in Health Care Governance -#14-01-0788

●	ChubbWorks.com

ChubbWorks.com for Health Care Organizations - The Health Care Zone is a free online resource containing health care specific loss prevention information for employment practices liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.

●	Health Care D&O Loss Prevention Consultant Services

Health Care D&O Loss Prevention Consultant Services- #14-01-1164

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

14-02-23030 (05/2018)	Page 2 of 2

Chubb Producer Compensation

Practices & Policies

Chubb believes that policyholders should have access to information about Chubb’s practices and policies related that information by accessing following toll-free telephone to the payment of compensation to brokers and independent agents. You can obtain our website at http://www.chubbproducercompensation.com or by calling the number:

1-866-512-2862.

ALL-20887a (09/19)

Trade or Economic Sanctions Notice

TRADE OR ECONOMIC SANCTIONS NOTICE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

ALL-21101 (09/19)	Page 1 of 1

IMPORTANT NOTICE TO POLICYHOLDERS

Social Engineering Tips Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1.	Immediately contact the originating bank and request a recall of the wire transfer and confirm that recall in writing.

2.	Immediately file a complaint with the FBI at www.ic3.gov. This reporting triggers the FBI’s Recovery Asset Team and the FBI’s assistance seeking return of the wire transfer.

3·	Preserve records of the incident, including emails sent and received in their original electronic state. Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.

4.	Once the above steps are complete, contact Chubb per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact’s email may be intercepted, altered and fabricated. You may reduce the chances of fraud by following these best practices:

1.	Verify Email Requests by Telephone: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.

2.	Segregate Wire Transfer Responsibilities: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner’s bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.

3.	Turn on MFA for Cloud Email: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user’s account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.

ALL-317454 (03/21)	Page 1 of 1

Wisconsin Notice To Policyholders

KEEP THIS NOTICE WITH YOUR INSURANCE PAPERS

PROBLEMS WITH YOUR INSURANCE? -- If you are having problems with your insurance company or agent, do not hesitate to contact the insurance company or agent to resolve your problem.

Chubb Customer Support Service Department 436 Walnut Street PO Box1000 Philadelphia, PA 19106-3703 1-800-352-4462

You can also contact the OFFICE OF THE COMMISSIONER OF INSURANCE, a state agency which enforces Wisconsin’s insurance laws, and file a complaint. You can contact the OFFICE OF THE COMMISSIONER OF INSURANCE by contacting:

Office of the Commissioner of Insurance Complaints Department P.O. Box 7873 Madison, WI 53707-7873 1-800-236-8517 608-266-0103

ALL-5X51a (2/06) Printed in U.S.A.

U.S. Treasury Department’s Office Of Foreign Assets Control (“OFAC”) Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

•	Foreign agents;

•	Front organizations;

•	Terrorists;

•	Terrorist organizations; and

•	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site- http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914a (04/16)	Reprinted, in part, with permission of	Page 1 of 1
ISO Properties, Inc.

Financial Institution Bond For Fiduciaries of ERISA Plans

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the Fiduciary, and subject to the Declarations made part of this Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay for:

I.	INSURING CLAUSE

ERISA Fraud or Dishonesty

Loss incurred by an Insured Plan resulting directly from Fraud or Dishonesty committed by an Employee acting alone or in collusion with others.

II.	GENERAL AGREEMENTS

1.	Fiduciary As Agent

The Fiduciary shall be deemed to be the sole agent of all Insured Plans for all administrative purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given (in accordance with Section 7.a., b., and c. of the Conditions and Limitations of this Bond) and for the purpose of effecting or accepting any amendments to or termination of this Bond.

2.	Insured Plan As Sole Beneficiary

This Bond shall be for the sole use and benefit of the Insured Plan.

All loss and other payments, if any, payable by the Company, shall be payable to the Insured Plan concerned without regard to the Fiduciary’s obligations to other Insured Plans.

3.	Representations Made By Fiduciary

The Fiduciary represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, shall be grounds for rescission of this Bond.

III.	DEFINITIONS

As used in this Bond:

Employee means any natural person while in the regular service of the Fiduciary in the ordinary course of the Fiduciary’s business, who is required to be bonded by Title 1 of ERISA, and whom the Fiduciary compensates directly by salary or wage and has the right to control and direct in the performance of such service.

Employee does not include any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character.

Employee Benefit Plan means any pension or welfare benefit plan sponsored by any employer for the benefit of its employees or former employees, and that is subject to ERISA.

ERISA means the Employee Retirement Income Security Act of 1974, as amended.

Fiduciary means the entity or organization listed under Name of Fiduciary in the Declarations.

Fraud or Dishonesty means any intentional act of larceny, theft, embezzlement, forgery, misappropriation, wrongful abstraction, wrongful conversion or willful misapplication, or other intentional fraudulent or dishonest act committed by an Employee in the handling of an Insured Plan’s assets. Fraud or Dishonesty shall also include any intentional act of an Employee in the handling of an Insured Plan’s assets that is prohibited by 18 U.S.C. 1954.

PF-52811 (08/21)	Page 1 of 6

Financial Institution Bond For Fiduciaries of ERISA Plans

Insured Plan means any Employee Benefit Plan that is submitted by the Fiduciary to, and reviewed and accepted by, the Company prior to the effective date of this Bond.

Single Loss means all loss resulting from any act or any series of acts committed by the same Employee or in which the same Employee is concerned or implicated, regardless of the number of Insured Plans involved, and regardless of whether such acts or series of acts were committed during the Bond Period.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV.	EXCLUSIONS

This Bond does not cover loss resulting directly or indirectly from:

a.	the loss or disclosure of confidential information, material or data, while in the care, custody or control of the Fiduciary or any Insured Plan, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion a., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act otherwise covered under this Bond; or

b.	fees, costs, fines, penalties or any other expenses incurred by the Fiduciary or by any Insured Plan which result, directly or indirectly, from the access to or disclosure of an Insured Plan’s or another entity’s or person’s confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information.

V.	CONDITIONS AND LIMITATIONS

1.	Change Or Modification

No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.

2.	Conformity

If any time period limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

3.	Cooperation Of Fiduciary

At the Company’s request and at reasonable times and places designated by the Company, the Fiduciary shall:

a.	submit to examination by the Company and subscribe to the same under oath;

b.	produce for the Company’s examination all pertinent records; and

c.	cooperate with the Company in all matters pertaining to the loss.

The Fiduciary shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The Fiduciary shall do nothing after discovery of any loss to prejudice such rights or causes of action.

PF-52811 (08/21)	Page 2 of 6

Financial Institution Bond For Fiduciaries of ERISA Plans

4.	Covered Property

This Bond shall apply to loss of money, securities, and other property:

a.	owned by any Insured Plan;

b.	for which any Insured Plan is legally liable; or

c.	held by the Fiduciary in its capacity as a fiduciary to any Insured Plan.

5.	Discovery Period

This Bond applies only to loss first discovered by the Fiduciary:

a.	during the Bond Period; or

b.	within one year following the termination of this Bond in its entirety (the “Extended Discovery Period”), provided that:

(1)	such loss is sustained prior to such termination; and

(2)	the Extended Discovery Period shall terminate immediately upon the effective date of any other insurance obtained for an Insured Plan, which replaces the coverage provided by this Bond for such Insured Plan in an amount no less than the minimum amount required under ERISA and provides coverage for loss sustained prior to its effective date.

If prior to the termination of this Bond in its entirety, this Bond is terminated as to any Insured Plan as set forth under Section 10., Termination, the Company shall have no liability for any loss sustained by such Insured Plan unless discovered within one year following such termination as to such Insured Plan.

6.	Limit Of Liability - Non-Accumulation Of Liability

The payment of any loss under this Bond shall not reduce the Company’s liability for other losses whenever sustained, provided:

A.	Single Loss Limit Of Liability For Each Insured Plan

The Company’s total liability for any Single Loss incurred by an Insured Plan shall be governed by Item 2 of the Declarations. Such amount for each Insured Plan shall be determined by the funds handled by the Fiduciary during the preceding reporting year. If the Insured Plan has no preceding reporting year, or if the Fiduciary has not handled any Insured Plan assets in the preceding reporting year, then such amount shall be determined by the amount of funds to be handled by the Fiduciary during the current reporting year. Such amount for each Insured Plan shall be submitted to, and reviewed and accepted by, the Company prior to the effective date of the Bond Period;

B.	Total Single Loss Limit Of Liability For All Insured Plans

The Company’s total liability for each Single Loss incurred by all Insured Plans shall not exceed the amount stated in Item 3 of the Declarations. It shall be the Fiduciary’s responsibility to select a total Limit Of Liability sufficient to meet its bonding requirement pursuant to ERISA for all Insured Plans; and

C.	Non-Accumulation Of Liability

The Company’s total liability under this Bond with respect to any loss shall not be cumulative in amounts from year to year or from Bond Period to Bond Period.

7.	Notice To Company - Proof - Legal Proceedings Against Company

a.	The Fiduciary shall give the Company notice at the earliest practicable moment after discovery of a loss.

b.	The Fiduciary shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

PF-52811 (08/21)	Page 3 of 6

Financial Institution Bond For Fiduciaries of ERISA Plans

c.	If the Fiduciary fails to give the Company notice or furnish to the Company proof of loss by the expiration of the time period set forth under Sections 7.a and b., the Insured Plans incurring such loss shall have a right to give the Company notice or furnish proof of loss to the Company as provided under Sections 7. a. and b.

d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of twenty-four (24) months from the discovery of such loss.

e.	This Bond affords coverage only in favor of the Fiduciary on behalf of the Insured Plan. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the Fiduciary, except under the circumstances stated in Section 7.C.

f.	All such notices shall be given in writing to one of the following addresses:

(1)	ChubbClaimsFirstNotice@chubb.com: or

(2)	Attn: Chubb Claims Department Chubb

P.O. Box 5122

Scranton, PA 18505

g.	All other notices to the Company under this Bond shall be given in writing to one of the following address:

(1)	NA.FinancialLines(@)chubb.com: or

(2)	Attn: Chubb Underwriting Department Chubb

202B Hall’s Mill Road

Whitehouse Station, NJ 08889

All notices described above shall be effective on the date of receipt by the Company.

8.	Other Insurance

Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of the Fiduciary, Insured Plan, or any other party at interest in any loss.

9.	Subrogation - Assignment - Recovery

In the event of a payment under this Bond, the Company shall be subrogated to all of the Insured Plan’s rights of recovery against any person or entity to the extent of such payment. On request, the Insured Plan shall deliver to the Company an assignment of the Insured Plan’s rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the Company or by the Insured Plan, shall be applied net of the expense of such recovery, in the following order:

a.	first, to the satisfaction of the Insured Plan’s covered loss which would otherwise have been paid but for the fact that it is in excess of the applicable Single Loss Limit Of Liability set forth in Item 2 or 3 of the Declarations;

b.	second, to the Company in satisfaction of amounts paid in settlement of the Insured Plan’s claim; and

c.	third, to the Insured Plan in satisfaction of any loss suffered by the Insured Plan which was not covered under this Bond.

Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.

PF-52811 (08/21)	Page 4 of 6

Financial Institution Bond For Fiduciaries of ERISA Plans

10.	Termination

a.	This Bond terminates as an entirety on the earliest occurrence of any of the following:

(1)	ten (10) days after the receipt by the Fiduciary of a written notice from the Company of its decision to cancel this Bond for non-payment of premium;

(2)	immediately on the receipt by the Company of a written notice from the Fiduciary of its decision to terminate this Bond;

(3)	immediately on the appointment of a trustee, receiver, liquidator or similar official to act on behalf of the Fiduciary, or the taking over of the Fiduciary by state or federal officials;

(4)	immediately on the dissolution of the Fiduciary;

(5)	immediately on the acquisition of the Fiduciary, or of all or substantially all of its assets, by another entity, or the merger or consolidation of the Fiduciary into or with another entity such that the Fiduciary is not the surviving entity; or

(6)	immediately on expiration of the Bond Period.

b.	This Bond terminates as to any Insured Plan on the earliest occurrence of any of the following:

(1)	immediately on the dissolution of such Insured Plan;

(2)	immediately on the acquisition of such Insured Plan, or of all or substantially all of its assets, by another entity, or the merger or consolidation of such Insured Plan into or with another entity such that such Insured Plan is not the surviving entity; or

(3)	immediately on the Fiduciary ceasing to be a fiduciary of such Insured Plan.

c.	This Bond terminates as to any Employee:

(1)	immediately upon any officer of the Fiduciary not acting in collusion with such Employee, discovering that such Employee committed a dishonest or fraudulent act, whether in the employment of the Fiduciary or otherwise, and whether against the Insured Plan or any other person or entity;

(2)	for whom coverage under a prior Bond has been terminated, unless such coverage is reinstated in writing; or

(3)	twenty (20) days after the receipt by the Fiduciary of a written notice from the Company of its decision to terminate this Bond as to any Employee.

Such termination, however, is without prejudice to the loss of any money, securities, or other property then in transit in the custody of such Employee.

Termination as to any Employee shall not apply if the dishonest act occurred prior to the employment with the Fiduciary and involved less than $25,000.

Termination of this Bond as to any Employee terminates liability for any loss caused by a dishonest or fraudulent act committed by such Employee after the effective date of such termination.

11.	Valuation

a.	Other Property

The value of any loss of property, except as otherwise provided for in this Section 11., shall be the actual cash value or the cost of repairing or replacing such property with property of like quality and value, whichever is less.

PF-52811 (08/21)	Page 5 of 6

Financial Institution Bond For Fiduciaries of ERISA Plans

b.	Securities

The value of any loss of securities shall be the average market value of such securities on the business day immediately preceding discovery of such loss, provided that the value of any securities replaced by the Fiduciary or the Insured Plan, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such securities or for such privileges, the value shall be fixed by agreement of the parties.

VI.	COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This Bond does not apply to the extent trade or economic sanctions law or other similar laws or regulations prohibit the Company from providing insurance.

PF-52811 (08/21)	Page 6 of 6

WISCONSIN AMENDATORY ENDORSEMENT

Named Fiduciary MADISON INVESTMENT HOLDINGS, INC.		Endorsement Number
Bond Number J06101550	Bond Period 12-15-2024 to 12-15-2025	Effective Date of Endorsement December 15, 2024
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR FIDUCIARIES OF ERISA PLANS

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.	Section V. CONDITIONS AND LIMITATIONS is amended as follows:

1.	Subsection 7. Notice To Company - Proof - Legal Proceedings Against Company is amended by adding the following:

Notice to the agent is the same as giving notice to the Company.

2.	Subsection 9. Subrogation - Assignment - Recovery is amended by adding the following:

The Company shall be entitled to a recovery only after the Fiduciary has been fully compensated for loss under this Bond.

2.	The following Section is added to this Bond:

NONRENEWAL

If the Company elects not to renew this Bond, the Company will mail or deliver written notice of nonrenewal to the named Fiduciary’s last known address. The Company may elect not to renew for any reason. The notice of nonrenewal will be mailed or delivered at least sixty (60) days before the expiration date of this Bond and will state the reason for nonrenewal.

Notice of nonrenewal is not required if (i) the Fiduciary has Fiduciary elsewhere; (ii) the Fiduciary has accepted replacement coverage; (iii) the Fiduciary has requested or agreed to nonrenewal of this Bond; or (iv) this Bond is expressly designated as nonrenewable.

Failure to pay the renewal or continuation premium by the premium date will result in nonrenewal of this Bond on the expiration or anniversary date if the Company has provided written notice of the renewal or continuation premium not more than seventy-five (75) days nor less than ten (10) days prior to the due date of the premium and has stated clearly in the notice the effect of nonpayment of premium by the due date.

This Bond will be deemed to have been amended to the extent necessary to effect the purposes and intent of this Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of this Bond or any endorsement to this Bond, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Bond or endorsement provisions comply with the applicable insurance laws of the State of Wisconsin.

PF-55939 (08/21)	Page 1 of 2

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-55939 (08/21)	Page 2 of 2

AUTOMATIC COVERAGE FOR NEW PLANS ENDORSEMENT

Named Assured MADISON INVESTMENT HOLDINGS, INC.		Endorsement Number
Bond Number J06101550	Bond Period 12-15-2024 to 12-15-2025	Effective Date of Endorsement December 15, 2024
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR FIDUCIARIES OF ERISA PLANS

In consideration of the premium charged, it is agreed this Bond is amended as follows:

(1)	Item 3., Total Single Loss Limit Of Liability For All Insured Plans, of the Declarations is deleted and replaced with the following:

Item 3.	(A) Total Single Loss Limit Of Liability For All Insured Plans:	$21,051,147
	(B) Maximum Total Single Loss Limit Of Liability For All Insured Plans:	$23,156,262

(2)	The General Agreements are amended to include the following:

4.	Automatic Coverage For New Plans

If the Fiduciary first becomes a fiduciary for any Employee Benefit Plan during the Bond Period, such Employee Benefit Plan shall become an Insured Plan, effective from the date the Fiduciary first became a fiduciary of such Employee Benefit Plan through the remainder of the Bond Period.

The Fiduciary shall notify the Company of such Employee Benefit Plan no later than the end of the Bond Period. Failure to notify the Company of any new Employee Benefit Plan by the end of the Bond Period shall terminate coverage for such Employee Benefit Plan immediately upon expiration of the Bond Period.

(3)	Section 6., Limit Of Liability — Non-Accumulation Of Liability, of the Conditions and Limitations is amended by deleting Section 6.B. and replacing with the following:

B.	Total Single Loss Limit Of Liability For All Insured Plans

The Company’s total liability for each Single Loss incurred by all Insured Plans shall not exceed the amount stated in:

(1)	Item 3. (A) Of the Declarations; or

(2)	Item 3. (B) of the Declarations if the amount in Item 3.(A) is insufficient due to the addition of new plans as set forth under General Agreement 4.

It shall be the Fiduciary’s responsibility to select a total limit of liability sufficient to meet its bonding requirement pursuant to ERISA for all Insured Plans; and

PF-52709 (08/21)	Page 1 of 2

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52709 (08/21)	Page 2 of 2

SCHEDULE OF OTHER FIDUCIARIES ENDORSEMENT

Named Assured MADISON INVESTMENT HOLDINGS, INC.		Endorsement Number
Bond Number J06101550	Bond Period 12-15-2024 to 12-15-2025	Effective Date of Endorsement December 15, 2024
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR FIDUCIARIES OF ERISA PLANS

In consideration of the premium charged, it is agreed that:

(1)	In addition to the Fiduciary listed under Name of Fiduciary in the Declarations, the entity(ies) or organization(s) listed in Paragraph (2) of this Endorsement is/are the other Fiduciary(ies) under this Bond.

(2)	Schedule of Other Fiduciaries:

MADISON INVESTMENT HOLDINGS, INC. (Formerly Madison Investment Advisors, Inc.) MADISON INVESTMENT ADVISORS, LLC (Formerly Madison Mosaic, LLC) MADISON ASSET MANAGEMENT, LLC

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-53220 (08/21)	Page 1 of 1

STATE AMENDATORY INCONSISTENCY ENDORSEMENT

Named Assured MADISON INVESTMENT HOLDINGS, INC.		Endorsement Number
Bond Number J06101550	Bond Period 12-15-2024 to 12-15-2025	Effective Date of Endorsement December 15, 2024
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR FIDUCIARIES OF ERISA PLANS

In consideration of the premium charged, it is agreed that this Bond is amended to include the following:

If there is an inconsistency between a state amendatory endorsement attached to this Bond and any other term or condition of this Bond, the Company shall apply, where permitted by law, those terms and conditions either of such state amendatory endorsement or the Bond which are more favorable to the Insured Plan’s(s’) coverage.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-54424 (08/21)	Page 1 of 1